UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
____________

FORM 15

CERTIFICATION AND NOTICE FO TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITITIES EXCHANGE ACT OF 1934.

Commission File Number 000-32509

Global Pari-Mutual Serivces, Inc.
(Exact Name of Registrant as Specified in its Charter)

 1231West Honeysuckle Lane, Chandler, AZ 85248; (415) 302-8621
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 Common Stock - par value $0.001 and Preferred Stock - par value $0.001
(Title of each class of securities covered by this form)

 None
(Titles of all other clases of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [x]
Rule 12g-4(a)(2) [x]
Rule 12h-3(b)(1)(i) [ ]
Rule 12h-3(b)(1)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification of notice date: 79.

Pursuant to the reqirements of the Securities and Exchange Act of 1934 Global Pari-Mutuel Services, Inc. has caused this certification notice to be signed on ite behalf by the undersigned duly authorized persons.

Date:  June 2, 2010

                       By:  /s/  James A. Egide
                         James A. Egide, Chairman and Principal Executive Officer